UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

STEMLINE THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

MERCURY MERGER SUB, INC.

a wholly owned subsidiary of

BERLIN-CHEMIE AG

and an indirect wholly owned subsidiary of

A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE - S.R.L.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

85858C107

(Cusip Number of Class of Securities)

Pietro Giovanni Corsa
A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.
Via Sette Santi, 3 - 50131 - Firenze (Firenze) Italy
Tel. +39 055 56801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter

Maxwell Yim
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$662,661,537.23	$86,013.47

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) the product of (i) $12.11, the average of the high and low sales price per share of Stemline Therapeutics, Inc. (“Stemline”) common stock, par value $0.0001 per share (each such share, a “Share”), on May 6, 2020, as reported by NASDAQ, and (ii) 54,720,193 Shares (which consist of (A) 52,472,785 Shares outstanding and (B) 2,247,408 Shares that may become outstanding as a result of outstanding options). The calculation of the filing fee is based on information provided by Stemline as of April 30, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$86,013.47	Filing Party:	Mercury Merger Sub, Inc., Berlin-Chemie AG, and A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.
Form or Registration No.:	Schedule TO	Date Filed:	May 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany ("Parent"), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., a privately-held company formed under the laws of Italy (“Menarini”), with the U.S. Securities and Exchange Commission on May 12, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Stemline Therapeutics, Inc., a Delaware corporation (“Stemline”), at a price of $11.50 per Share, net to the holder in cash, without interest, plus one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated May 12, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Menarini, Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Antitrust” which begins on page 56 of the Offer to Purchase:

“On May 15, 2020, each of Stemline and the ultimate parent entity of Menarini and its subsidiaries filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. As a result, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time, on June 1, 2020, unless earlier terminated by the FTC and the Antitrust Division, the ultimate parent entity of Menarini and its subsidiaries elects to withdraw and re-submit its Notification and Report Form, or the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020

MERCURY MERGER SUB, INC.

By:	/s/ Attilio Sebastio
	Name:	Attilio Sebastio
	Title:	Chief Executive Officer

BERLIN-CHEMIE AG

By:	/s/ Elcin Barker Ergun
	Name:	Elcin Barker Ergun
	Title:	Legal Representative

A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE - S.R.L.

By:	/s/ Pietro Giovanni Corsa
	Name:	Pietro Giovanni Corsa
	Title:	Group General Manager